Exhibit (e)(3)

NONDISCLOSURE AGREEMENT

This Nondisclosure Agreement (this “Agreement”) is dated November 2, 2010, by and between Rovi Corporation, a Delaware corporation (“Rovi”) and Sonic Solutions, a California corporation (“Sonic”). For purposes hereof, the party disclosing Confidential Information (as defined in Section 1) may be referred to as “Discloser” and the party receiving Confidential Information may be referred to as “Recipient.” The term “Person” will be broadly interpreted to include any individual and any corporation, partnership, entity, group, tribunal or governmental authority, and a party’s “Representatives” will be deemed to include each Person that is or becomes an officer, director, employee, partner, attorney, advisor, accountant, agent or representative of such party or of any of such party’s subsidiaries or other affiliates. The parties hereby agree as follows:

1. Confidential Information. “Confidential Information” includes: (a) any information (including, without limitation, any technology, know-how, studies, patent applications, test results, business plans, budgets, forecasts and projections) relating directly or indirectly to the business of Discloser, whether prepared by Discloser or by any other Person and whether or not in written form, that is made available after the date hereof to Recipient or any of its Representatives for the purpose of considering a Transaction; (b) any memorandum, analysis, compilation, summary, interpretation, study, report or other document or material that is or has been prepared by or for Recipient and that contains, reflects, interprets or is based directly or indirectly upon any information of the type referred to in clause (a) of this sentence; (c) the existence and terms of this Agreement; and (d) the fact that discussions or negotiations are or may be taking place with respect to a possible Transaction (as defined in Section 2); and (e) the proposed terms of any such Transaction. If disclosed in written, recorded, graphical or other tangible form, Confidential Information shall be marked “Proprietary”, “Confidential” or similar designation. If disclosed in oral form, Confidential Information shall be identified by the Discloser as “Proprietary”, “Confidential” or similar designation at the time of oral disclosure, with subsequent confirmation in writing within thirty (30) days of such disclosure. Notwithstanding the preceding two sentences, Confidential Information shall include information which should be reasonably construed by the Recipient to be confidential. Notwithstanding the foregoing “Confidential Information” will not include any information that (i) is or becomes generally available to the public other than as a direct or indirect result of the disclosure of any of such information by Recipient or any of its Representatives, (ii) was in Recipient’s possession prior to the time it was first made available to Recipient or any of its Representatives by or on behalf of Discloser, provided that such information was not acquired improperly by the Recipient in breach of any contractual or other obligation of confidentiality to Discloser or any other Person with respect to any of such information, (iii) becomes available to Recipient on a non-confidential basis from a source other than Discloser or any of its Representatives, provided that such information was not acquired improperly by the Recipient in breach of any contractual or other obligation of confidentiality to Discloser or any other Person with respect to any of such information, or (iv) was independently developed by Recipient.

2. Limitations. Subject to Section 3, neither Recipient nor any of its Representatives will directly or indirectly: (a) make use of any Confidential Information, except for the specific purpose of considering, evaluating and negotiating a possible negotiated transaction between the Sonic and Rovi (a “Transaction”); or (b) disclose any Confidential Information to any other Person. Recipient will be liable and responsible for any breach of this Agreement by its Representatives and will, at its own expense, take actions necessary to restrain its Representatives from making any unauthorized use or disclosure of any Confidential Information.

3. Permitted Disclosures. Notwithstanding the limitations set forth in Section 2, Recipient may disclose Confidential Information to its Representatives, but only to the extent a Representative needs to know such Confidential Information for the purpose of helping Recipient in connection with a possible Transaction, and has agreed to be bound by the provisions hereof. If Discloser notifies Recipient in writing prior to the disclosure of certain Confidential Information that such Confidential Information may be disclosed only to specified Representatives of Recipient, then Recipient shall not disclose such Confidential Information to any of its other Representatives. If Recipient or any of its Representatives is required by law or governmental regulation or by subpoena or other valid legal process to disclose any Confidential Information to any Person, then Recipient will immediately provide Discloser with written notice of the applicable law, regulation or process so that Discloser may seek a protective order or other appropriate remedy. Recipient and its Representatives will cooperate fully with Discloser in any attempt by Discloser to obtain any such protective order or other remedy. If Discloser elects not to seek, or is unsuccessful in obtaining, any such protective order or other remedy, then Recipient may disclose such Confidential Information to the extent, but only to the extent, legally required; provided that Recipient and its Representatives will use their reasonable efforts to ensure that such Confidential Information is treated confidentially by each Person to whom it is disclosed.

4. No Representations or Licenses. Neither party nor any of its Representatives will be under any obligation to make any particular Confidential Information available to Recipient or any of Recipient’s Representatives or to supplement or update any Confidential Information previously furnished. Neither party nor any of its Representatives has made or is making any representation or warranty, express or implied, as to the accuracy or completeness of any Confidential Information, and neither party nor any of its Representatives will have any liability to Recipient or to any of Recipient’s Representatives relating to or resulting from the use of any Confidential Information or any inaccuracies or errors therein or omissions therefrom. Only those representations and warranties, if any, that are included in any final definitive written agreement (a “Definitive Agreement”) that provides for the consummation of the Transaction will have legal effect. Unless the parties enter into a Definitive Agreement, no agreement providing for a Transaction will be deemed to exist between the parties, and neither party will be under any obligation to negotiate or enter into any such Transaction.

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By making Confidential Information or other information available hereunder, Discloser does not grant any license or other right under or with respect to any patent, trade secret, copyright, trademark or other proprietary or intellectual property right.

5. Term and Termination. This Agreement will continue for a period of one (1) year from the date hereof unless earlier terminated. Either party may terminate this Agreement, with or without cause, upon ten (10) days’ prior written notice to the other. The confidentiality and other obligations regarding Confidential Information disclosed prior to such termination will survive for a period of three years after such disclosure. Upon termination or at the request of Discloser at any time, Recipient and its Representatives will promptly deliver to Discloser any Confidential Information obtained or possessed by Recipient or any of its Representatives; provided, however, that, in lieu of delivering to Discloser any written materials containing Confidential Information, Recipient may destroy such written materials and deliver to Discloser a certificate confirming their destruction. Notwithstanding the delivery to Discloser (or the destruction by Recipient) of Confidential Information pursuant to this Section 5, Recipient and its Representatives will continue to be bound by their confidentiality obligations and other obligations under this Agreement.

6. Remedies. Each party acknowledges that money damages would not be a sufficient remedy for any breach of this Agreement, and that the non-breaching party could suffer irreparable harm as a result of such breach. Accordingly, the non-breaching party will also be entitled to equitable relief, including injunction and specific performance, as a remedy for any breach or threatened breach of this Agreement.

7.	Miscellaneous.

(a) To the extent that any Confidential Information includes materials or other information that may be subject to the attorney-client privilege, work product doctrine or any other applicable privilege or doctrine concerning any pending, threatened or prospective action, suit, investigation, arbitration or dispute, it is acknowledged and agreed that Recipient and Discloser have a commonality of interest with respect to such action, suit, investigation, arbitration or dispute and that it is their mutual intention and understanding that the sharing of such materials and other information is not intended to, and shall not waive or diminish the continued protection of any of such materials or other information under any applicable privilege or doctrine. Accordingly, all Confidential Information that is entitled to protection under any applicable privilege or doctrine shall remain entitled to protection thereunder and shall be entitled to protection under the joint defense doctrine, and Recipient agrees to take measures necessary to preserve, to the fullest extent possible, the applicability of all such privileges or doctrines.

(b) This Agreement and the transactions hereunder shall be governed by and construed and enforced in accordance with the laws of the State of California, excluding conflict of law rules and principles. In the event of any litigation between the parties, the prevailing party will be entitled to reasonable attorneys’ fees and all costs incurred in enforcing this Agreement.

(c) This Agreement sets forth the entire understanding and agreement of the parties with respect to the subject matter hereof and supersedes all other oral or written representations and understandings. The failure to enforce any right will not be deemed a waiver of such or any other rights, including the right to enforce a subsequent breach of the same obligation. If for any reason a court of competent jurisdiction finds any provision of this Agreement, or portion thereof, to be unenforceable, that provision of the Agreement will be enforced to the maximum extent permissible so as to effect the intent of the parties, and the remainder of this Agreement will continue in full force and effect. This Agreement may be amended or modified only by a writing signed by the parties. This Agreement will be binding upon the successors and assigns of both parties.

(d) This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but which collectively will constitute one and the same instrument. For purposes hereof, a facsimile or electronic copy of this Agreement, including the signature page hereto, will be deemed to be an original.

(e) Each party agrees to comply with all export laws and regulations of the United States of America applicable to any information disclosed hereunder.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives as of the date first set forth above.

Rovi Corporation	Sonic Solutions

By:	/s/ Pamela Sergeeff	By:	/s/ Paul F. Norris

Name:	Pamela Sergeeff	Name:	Paul F. Norris

Title:	Authorized Signatory	Title:	EVP, CFO and General Counsel

Date:	November 2, 2010	Date:	November 2, 2010

Notice Address:	Notice Address:

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Rovi Corporation	Sonic Solutions
Attn: General Counsel	Attn: General Counsel
2830 De La Cruz Boulevard	7250 Redwood Boulevard, Suite 300
Santa Clara, CA 95050	Novato, CA 94945 USA
Fax: 408-567-1807	Fax: 415-893-7011

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